

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2019

<u>Via Facsimile</u>
Lorival Luz
Chief Financial Officer
BRF S.A.
Av. Das Nacões Unidas, 8501-1st Floor
Pinheiros
São Paulo-SP, Brazil

     Re: BRF S.A.
             Form 20-F for the Fiscal Year Ended December 31, 2018
             Filed April 29, 2019
             File No. 1-15148

Dear Mr. Luz:

     We refer you to our comment letter dated June 28, 2019 regarding business contacts with Sudan, Syria and North Korea. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                Sincerely,

                                /s/ Cecilia Blye

                                Cecilia Blye, Chief
                                Office of Global Security Risk

cc: Anne Parker
        Assistant Director